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As filed with the Securities and Exchange Commission on September 21, 2006.

Registration No. 333-137209

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post Effective Amendment No. 1
to
Form F-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

YAMANA GOLD INC.
(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if any)

150 York Street, Suite 1102, Toronto, Ontario, M5H 3S5, Canada, (416) 815-0220
(Address and telephone number of Registrant's principal executive offices)

CT Corporation, 1015 15th Street, NW, Suite 1000, Washington D.C. 20005, (202) 572-3161
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Jacqueline Jones Yamana Gold Inc. 150 York Street, Suite 1102 Toronto, Ontario M5H 3S5 Canada (416) 815-0220	Gil Cornblum Dorsey & Whitney LLP Canada Trust Tower, BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370	Mark Bennett Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2 Canada (416) 869-5300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☐

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1. Home Jurisdiction Document.

        This Post Effective Amendment No. 1 amends and supplements the Registration Statement on Form F-8 filed with the U.S. Securities and Exchange Commission on September 8, 2006 (the "Initial Registration Statement" and as amended by this Post Effective Amendment No. 1, the "Registration Statement") by Yamana Gold Inc. ("Yamana" or the "Registrant").

        The Registration Statement relates to the offer (the "Offer") by Yamana to purchase all of the outstanding common shares of Viceroy Exploration Ltd. ("Viceroy"), which includes common shares that may become outstanding after the date of the Offer but before the Expiry Time of the Offer upon conversion, exchange or exercise of options or other securities of Viceroy that are convertible or exchangeable or exercisable for common shares. Under the terms of the Offer, Viceroy shareholders will receive 0.97 common shares of Yamana for each Viceroy common share tendered. The Offer is open for acceptance until midnight (24h00) (Toronto time) on October 13, 2006.

        The Offer is subject to the terms and conditions set forth in the Offer and Circular dated September 6, 2006 and the related Letter of Transmittal, copies of which were filed as Part I of the Initial Registration Statement. Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular.

        The Offer and Circular is amended and supplemented as follows:

        Notice to Shareholders in the United States (page iii of the Offer and Circular) is hereby amended by adding the following legend as the penultimate paragraph thereof:

        "Shareholders in the United States should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Viceroy Shares or of Viceroy's related securities during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories."

        Letter of Transmittal: The Letter of Transmittal relating to the Offer is hereby amended by deleting the last paragraph of Section 12 of the Instructions thereto on page 14 thereof.

I-1

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the CANADA BUSINESS CORPORATIONS ACT (the "CBCA"), Yamana Gold Inc. (the "Registrant") may indemnify a present or former director or officer of the Registrant or another individual who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity. The Registrant may not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant's request and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. The indemnification may be made in connection with a derivative action only with court approval. The aforementioned individuals are entitled to indemnification from the Registrant as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done. The Registrant may advance moneys to the individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out above.

        The by-laws of the Registrant provide that, subject to the limitations contained in the CBCA, the Registrant shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the corporation or such body corporate, if he acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        The by-laws of the Registrant provide that the Registrant may, subject to the limitations contained in the CBCA, purchase, maintain, or participate in insurance for the benefit of any director, officer, or certain other persons, as such against any liability incurred by him in his capacity as a director or officer of the Registrant or as a director or officer of any body corporate where he acts or acted in that capacity at the Registrant's request. The Registrant has purchased third party director and officer liability insurance.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

        The exhibits to this Post Effective Amendment No. 1 to the Registration Statement are listed in the Exhibit Index which appears elsewhere herein.

II-1

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

  (a)
  Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

  (b)
  Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this form.

Item 2. Consent to Service of Process

        The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Post Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada on September 21, 2006.

Yamana Gold Inc.
By:	/s/ PETER MARRONE Peter Marrone President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Post Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on September 21, 2006.

Signature	Title

/s/ PETER MARRONE Peter Marrone	Chief Executive Officer and Director (Principal Executive Officer)
/s/ CHARLES MAIN Charles Main	Vice-President, Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
* Victor H. Bradley	Director
* Patrick J. Mars	Director
* Juvenal Mesquita Filho	Director

III-2

* C. Nigel Lees	Director
* Dino Titaro	Director
* Antenor F. Silva, Jr.	Director
* Bruce Humphrey	Director
* By:	/s/ PETER MARRONE Peter Marrone Attorney-in-fact
Authorized Representative in the United States
/s/ MARTIN POMERANCE Martin Pomerance	Authorized Representative in the United States

III-3

EXHIBIT INDEX

Exhibit No.	Description
2.1	Support Agreement dated August 16, 2006 between the Registrant and Viceroy Exploration Ltd. (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 28, 2006)
2.2
Form of Lock-up Agreement, dated August 16, 2006 between the Registrant and each of W. David Black; Richard M. Colterjohn, Eric W. Cunningham, Patrick G. Downey, John F. Fairchild, Michael H. Halvorson, Michele A. Jones, Robert V. Matthews, John Ivany, Ronald K. Netolitzky*
2.3	Depositary Agreement, dated September 5, 2006, between the Registrant and Kingsdale Shareholder Services Inc.*
2.4	Dealer Manager Agreement dated September 5, 2006 among the Registrant and National Bank Financial Inc.*
3.1
Renewal annual information form for the year ended December 31, 2005 dated March 20, 2006 (incorporated by reference from the Registrant's Annual Report on Form 40-F filed with the Commission on March 31, 2006)
3.2
Audited consolidated balance sheets of the Registrant as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations, deficit and cash flows of the Registrant for the year ended December 31, 2005, the ten-month period ended December 31, 2004 and the year ended February 29, 2004, including the auditors' report thereon (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 31, 2006)
3.3
Unaudited consolidated financial statements of the Registrant as at June 30, 2006 and for the six months ended June 30, 2006 and 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 14, 2006)
3.4
Management's discussion and analysis of operations and financial condition for the six months ended June 30, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 14, 2006)
3.5
Management's discussion and analysis of operations and financial condition for the year ended December 31, 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on March 31, 2006)
3.6
Business Acquisition Report, consisting of the management information circular of RNC Gold Inc. dated as of December 31, 2005, other than Exhibit "A" and Exhibit "B" thereto (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on September 1, 2006)
3.7
Unaudited consolidated financial statements of Desert Sun Mining Corp. as at March 31, 2006 and for the three months ended March 31, 2006 and 2005 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on September 8, 2006)
3.8
Business Acquisition Report, consisting of the management information circular of Desert Sun Mining Corp. dated as of March 1, 2006, other than Exhibit "A" and Exhibit "B" thereto (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)

3.9
Audited consolidated financial statements of Desert Sun Mining Corp as at December 31, 2005 and December 31, 2004 and the consolidated statements of shareholders' equity, operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the 16-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003, together with the auditors' report thereon and the notes thereto (incorporated by reference from Desert Sun Mining Corp.'s Annual Report on Form 40-F filed with the Commission on April 12, 2006)
3.10
Management information circular of the Registrant dated as of March 20, 2006 relating to the annual and special meeting of shareholders held on May 2, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
3.11	Material change report, dated February 28, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
3.12
The sections entitled "Narrative Description of the Business — Mineral Properties" and "General Development of the Business — Trends" in the renewal annual information form of Desert Sun Mining Corp. dated as of March 20, 2006 for the financial year ended December 31, 2005 (incorporated by reference from Desert Sun Mining Corp.'s Annual Report on Form 40-F filed with the Commission on April 12, 2006)
3.13	Material change report, dated April 10, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
3.14	Material change report, dated April 17, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
3.15	Material change report, dated April 20, 2006 (incorporated by reference from the Registrant's Current Report on Form 6-K filed with the Commission on August 30, 2006)
3.16
Audited consolidated financial statements of Viceroy Exploration Ltd. and the related notes thereto as at December 31, 2005 and 2004 and for each of the years in the two-year period ended December 31, 2005 (incorporated by reference from Viceroy Exploration Ltd.'s Annual Report on Form 40-F filed with the Commission on March 28, 2006)
3.17
Unaudited comparative interim consolidated financial statements of Viceroy Exploration Ltd. and the related notes thereto as at June 30, 2006 and for the six month period ended June 30, 2006 (incorporated by reference from Viceroy Exploration Ltd.'s Current Report on Form 6-K filed with the Commission on August 14, 2006) other than the notice pursuant to Part 4.3(3) of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators
4.1	Consent of Cassels Brock & Blackwell LLP*
4.2	Consent of Dorsey & Whitney LLP*
4.3	Consent of Deloitte & Touche LLP*
4.4	Consent of PricewaterhouseCoopers LLP*
4.5	Consent of McGovern, Hurley, Cunningham, LLP*
4.6	Consent of Moore Stephens*
4.7	Consent of Melvin Klohn*
4.8	Consent of Velasquez Spring*
4.9	Consent of John R. Sullivan*
4.10	Consent of G. Ross MacFarlane*
4.11	Consent of Michael W. Kociumbas*
4.12	Consent of Mario E. Rossi*

4.13	Consent of D. William Hooley*
4.14	Consent of B. Terry Hennessey*
4.15	Consent of Christopher R. Lattanzi*
4.16	Consent of Chlumsky, Armbrust and Meyer, LLC*
4.17	Consent of Kenneth Meyer*
4.18	Consent of George A. Armbrust*
4.19	Consent of Robert L. Sandefur*
4.20	Consent of Ivan Machado*
4.21	Consent of Michael G. Hester*
4.22	Consent of John M. Marek*
4.23	Consent of Michael W. Cassiday*
4.24	Consent of Watts, Griffis McOuat Limited*
4.25	Consent of John Wells*
4.26	Consent of Denis Francoeur*
4.27	Consent of Geosystems International Inc.*
4.28	Consent of Micon International Limited*
4.29	Consent of Independent Mining Consultants, Inc.*
4.30	Consent of TechnoMine Services LLC*
5.1	Power of Attorney of certain officers and directors of the Registrant*

*
Previously filed with the Registrant's initial Form F-8 (file No. 333-137209) filed September 8, 2006.

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PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX